Exhibit 99.1

Ferrari N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 21, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on September 1, 2026, as the third tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Third Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
14/09/2026	7,400	353.7521	2,617,765.54	7,341	408.6011	2,999,540.68	2,596,780.08	14,741	353.7444	5,214,545.62
15/09/2026	7,460	351.1220	2,619,370.12	6,136	407.4103	2,499,869.60	2,166,452.55	13,596	352.0023	4,785,822.67
16/09/2026	4,500	353.5515	1,590,981.75	—	—	—	—	4,500	353.5515	1,590,981.75
17/09/2026	7,300	360.0530	2,628,386.90	—	—	—	—	7,300	360.0530	2,628,386.90
18/09/2026	7,440	357.9643	2,663,254.39	6,140	407.1534	2,499,921.88	2,181,432.70	13,580	356.7516	4,844,687.09
Total	34,100	355.4181	12,119,758.70	19,617	407.7755	7,999,332.15	6,944,665.34	53,717	354.9049	19,064,424.04

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Third Tranche till September 18, 2026, the total invested consideration has been:
•Euro 32,927,015.43 for No. 92,900 common shares purchased on the EXM
•USD 15,999,065.23 (Euro 13,832,203.99*) for No. 39,165 common shares purchased on the NYSE.

As of September 18, 2026 the Company held in treasury No. 1,722,869 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 0.97% of the then total issued common shares. Including the special voting shares, the Company held in treasury 0.74% of the then total issued share capital.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until September 18, 2026, the Company has purchased a total of 1,833,249 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 557,516,524.63.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Ferrari Media & PR
Email: media@ferrari.com
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